

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Via E-mail
Elliot Orol
General Counsel
Tower Group International, Ltd.
Bermuda Commercial Bank Building
19 Par-La-Ville Road
Hamilton, HM 11, Bermuda

> **Re:** **Tower Group International, Ltd.**
> **Amendment No. 1 to Preliminary Proxy on Schedule 14A**
> **Filed March 21, 2014**
> **File No. 001-35834**

Dear Mr. Orol:

We have reviewed your amended filing and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please amend the filing to identify clearly each separate matter intended to be acted upon. In this regard, we note that the separate matters to be acted on in the table of contents should be listed as separate, numbered proposals and should be introduced as proposals on the relevant pages in disclosure.

2. In your next amended filing, please include the form of proxy card and clearly identify it as being preliminary.

The Merger
Background of the Merger, page 24

3. We note your disclosure on page 25 that after you began to explore strategic alternatives, J.P. Morgan initiated discussions with 14 potential private equity investors, 10 of which had initial meetings with the Company to discuss a capital raising transaction. Please provide the details of these meetings and disclose their results. To the extent you chose not to pursue the alternatives with these parties, you should disclose why.

4. We note the Special Committee's involvement in considering strategic alternatives for the company, including the first offer made by AmTrust. However, in the description of events starting on page 31 with December 29, 2013, there is no disclosure discussing the involvement of the Special Committee in considering AmTrust's withdrawal of the initial offer and proposal of a new offer at $3 per share. Please expand disclosure to indicate to what extent the Special Committee was involved in consideration of the withdrawal and proposal of the new offer. If it was not involved, please explain why.

5. We note your reference on page 52 to "stand-alone projections" discussed at a meeting of the board on January 3, 2014. Please explain what information these projections contained, clarify whether they were different or related to the report given to you by the independent actuarial firm you engaged in August 2013, and disclose whether the stand-alone projections or the information contained in them were provided to J.P. Morgan and BofA Merill Lynch. If they were not provided to these financial advisors, please explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell at (202) 551-3705 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Alexander M. Dye, Esq.
Willkie Farr & Gallagher LLP